UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WACHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-119915

(Check One):                                [    ]  Form 10-K                                 [    ] Form 20-F                                [    ]  Form 11-K                                [ X ]  Form 10-Q
                       [    ]  Form 10-D                                 [    ]  Form N-SAR                          [    ]  Form N-CSR

For Period Ended: May 31,  2008

[    ]  Transition Report on Form 10-K                                                                [    ]  Transition Report on Form 20-F
[    ]  Transition Report on Form 11-K                                                                [    ]  Transition Report on Form 10-K
[    ]  Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Cancer Therapeutics, Inc.
Full Name of Registrant

_____________________
Former Name if Applicable

10757 South River Front Parkway, Suite 125
Address of Principal Executive Office (Street and Number_

South Jordan, Utah 84095
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accoutant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Financial information to be contained in registrants 10-Q for the quarter ended August 31, 2009 cannot be analyzed and completed on a timely basis.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chene Gardner	801-816-2533

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed  If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cancer Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 15, 2009                                                                                By: /s/ Chene Gardner